Mail Stop 3561

May 12, 2010

Mr. Terrence Babilla
President, Chief Operating Officer,
        General Counsel and Secretary
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **RE: Sport Supply Group, Inc.**
> **Schedule 13E-3**
> **File No. 005-40925**
> **Filed April 12, 2010**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-15289**
> **Filed April 12, 2010**
> **Schedule 13D/A filed by CBT Holdings LLC**
> **Filed March 17, 2010**
> **File No. 005-40925**

Dear Mr. Babilla:

        We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3

1. We note your disclosure that Double Black Diamond Offshore Ltd. and Black
    Diamond Offshore Ltd., which collectively own approximately 22% of your
    outstanding common stock, have entered into a voting agreement pursuant to which
    they have agreed to vote their shares in favor of the adoption of the merger
    agreement. Please tell us of the consideration given to whether these entities are
    affiliates engaged in the going private transaction and should be included as filing
    persons on the Schedule 13E-3, or revise to include them as filing persons. We
    remind you that each filing person is required to comply with the filing, disclosure
    and dissemination requirements of Schedule 13E-3, including the fairness
    determination and recommendation requirements. Refer to Compliance & Disclosure
    Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-
    3-interps.htm for further guidance.

Preliminary Proxy Statement on Schedule 14A

General

2. You state that references to your "unaffiliated stockholders" refer to holders of your
    common stock "other than Parent, Sub, ONCAP Investment Partners II L.P. . . ., the
    Rollover Participants that are stockholders of the Company and their respective
    affiliates." Please supplementally explain why you have not included ONCAP
    Investment Partners II Inc., Double Black Diamond Offshore Ltd., Black Diamond
    Offshore Ltd. and their affiliates in this list.

3. Throughout the disclosure, please revise to clarify the combined total percentage of
    outstanding shares that the ONCAP Buying Group is deemed to beneficially own by
    virtue of its execution of the Voting Agreements and Rollover Agreements with the
    various parties.

Summary Term Sheet, page 2

4. We note that you have used a number of defined terms in your summary term sheet
    and throughout your filing. Item 1001 of Regulation M-A requires that the summary
    term sheet be written in plain English. Please revise your summary term sheet and
    the rest of your filing to limit your use of defined terms.

5. In your discussion of the Parties Involved in the Merger, please identify the "entities
    affiliates with ONCAP," where you define the "ONCAP Buying Group."

6. Throughout your materials, you refer to the "potential interpretation of the rules
    governing 'going private' transactions" and the fact that filing persons "may be
    required to express an opinion as to the fairness of the Merger to the unaffiliated

stockholders." Your use of "potential" and "may be" is unclear. Please revise or advise as to why you believe this disclosure is appropriate.

7. Where you discuss the Voting Agreement, please revise to quantify the number of shares that are subject to the Agreement.

Questions and Answers About the Special Meeting and the Merger, page 12

8. We note your disclosure that abstentions will be "included in the calculation of the number of shares considered to be present at the meeting." Please revise your disclosure here and elsewhere throughout the document as appropriate to disclose whether abstentions will be treated as votes for or against the proposal.

Special Factors, page 18

Background of the Merger, page 19

9. In an appropriate place in your disclosure, explain CBT Holdings, LLC relationship with Andell Holdings, LLC and why you have mentioned their affiliation with one another in the Notice of Special Meeting of Stockholders.

10. Please revise your disclosure to identify the person who initiated the contact between Sport Supply Group and each of Financial Buyer B and Financial Buyer D. Please also explain why you determined to initiated contact with these potential buyers.

11. Please explain how you identified Strategic Buyers A, B, C and D as potential strategic buyers that were worth contacting. Further, please clarify the reasons why the Board chose to pursue transactions with both "financial" and "strategic" buyers at that time.

12. We note your indication on page 21 that a representative of ONCAP contacted you upon the recommendation of a representative of CBT Group. Please revise to elaborate upon what ONCAP's relationship is with CBT Group. Please provide further detail explaining why and when the CBT and ONCAP parties commenced working together in pursuit of a possible transaction with Sport Supply Group as indicated on page 21.

13. Please tell us by what standard you considered the members of the Special Committee to be "independent."

14. We note that on January 29, 2010 ONCAP requested the special committee's permission to contact the CBT Group to discuss its potential involvement in the transaction, and that the first draft of the Voting Agreement was circulated on

February 2, 2010; however, it is unclear how the affiliates of Carlson Capital came to be signatories of this agreement. Please revise your disclosure to describe the events that led to the involvement of Carlson Capital and its affiliates in the transaction.

15. We note your statement that in 2009 your board of directors and senior management "began to more intently focus on opportunities to take advantage of poor market conditions and position the business to weather the business challenges facing the sporting goods industry." The remainder of your discussion regarding the events that lead to the execution of the merger agreement indicate that you reviewed and considered opportunities relating to your potential acquisition by third party buyers. Please revise your disclosure to discuss whether your board and management considered any alternative to being acquired or going private, as well as any alternate means of going private. For example, we note your discussion of certain strategic transactions at the bottom of page 21, however, you do not indicate why these alternatives were not pursued. Similarly, reference is made on page 30 to the alternatives the Board considered in reaching its determination as to fairness, yet, you have not provided sufficient disclosure regarding the reasons for the rejection of such alternatives. Refer to Item 1013(b) of Regulation M-A and revise your disclosure accordingly.

16. Please expand your disclosure in the background discussion to disclose or supplement disclosure regarding:

- who was involved in negotiations for and/or on behalf of ONCAP and its affiliates, CBT and its affiliates, and Carlson Capital and its affiliates;
- the "multiple conversations" the Special Committee engaged in following ONCAP's revision of its initial bid from $14.50 to $13.34 per share, inclusive of details regarding how the Special Committee and/or its advisors evaluated the assumptions underlying ONCAP's financial analyses;
- the negotiation that occurred and timing of such conversations amongst the parties preceding the execution of the side letter agreement dated February 3, 2010 between the CBT Group and the company; and,
- whether Carlson Capital was a signatory to the side letter agreement and if not, why the company and/or ONCAP chose not to contact the largest shareholder;
- any negotiations (preliminary or otherwise) regarding the terms of possible post-merger equity participation in the surviving company by ONCAP, CBT and, if applicable, Carlson Capital.

17. Please revise your disclosure to discuss the events that transpired during the "go-shop" period provided for in the merger agreement, as well as the terms of the "no-shop" provisions to which you are now subject pursuant to the merger agreement.

Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our
Board of Directors, page 28

The Merger Agreement, page 29

18. Please revise the second bullet to explain how this factor supports the Special
    Committee's decision notwithstanding the recent increase in the price of common
    stock and given JMP Securities and D.A. Davidson & Co.'s increase in their
    respective target prices for Sport Supply Group's common stock.

19. Please expand your disclosure with respect to the sixth and seventh bullets in this
    section to explain how they serve as factors favoring approval of the merger.

20. Please revise your disclosure to disclose whether the special committee considered
    the factor listed in Instruction 2(vi) to Item 1014 of Regulation M-A. If this factor
    was not considered, state that and explain in detail why the factor was not deemed
    material or relevant.

21. We note that this discussion does not address one of the factors, going concern value,
    which is listed in Instruction 2 to Item 1014 of Regulation M-A. To the extent that
    this factor was not considered or deemed relevant in the context of this particular
    transaction, that fact may be important for shareholders in assessing the transaction
    and the company's fairness determination. Alternatively, to the extent the special
    committee is relying on the discounted cash flow analysis of Houlihan Lokey to
    satisfy its requirement to evaluate going concern value, then the board must
    specifically adopt the advisor's analysis and conclusion as its own. Please revise or
    advise.

22. Please revise to address why the Board and Special Committee considered $13.55 per
    share as substantively fair given the discounted cash flow analyses performed by
    Houlihan Lokey produced a range of values that were above $13.55 per share at the
    higher end of each range under each of the (i) Projections, (ii) Alternative Growth
    Projections (A), and (iii) Alternative Growth Projections (B) scenarios.

23. Disclose why you did not structure the transaction so that the merger would require
    approval of at least a majority of the unaffiliated security holders and how the special
    committee was able to determine that the transaction is fair absent this safeguard.
    Refer to Item 1014(c) of Regulation M-A.   This comment is also applicable to the
    fairness determination of CBT Group and the Management Affiliate Group.

24. We note your indication on page 111 that an unaffiliated representative was not
    retained to act solely on behalf of the unaffiliated stockholders. Please revise your
    disclosure to address how the special committee was able to determine that the going
    private transaction is fair absent the safeguard set forth in Item 1014(d) of Regulation

M-A in rendering its fairness determination. This comment is also applicable to the fairness determination of CBT Group and the Management Affiliate Group.

Opinion of the Special Committee's Financial Advisor, page 34

25. We note that Houlihan Lokey considered a March 13, 2010 draft of the merger agreement. Revise to clarify what, if any, changes were made to the merger agreement subsequent to that draft.

26. We note that Houlihan Lokey and its affiliates have provided "investment banking, financial advisory and other financial services" to participants in the merger, and that you cite its services as financial advisor to CEI Holdings Inc. as an example. Please describe all of the services provided by Houlihan Lokey and its affiliates to the filing persons and their affiliates and quantify the compensation received by Houlihan Lokey for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

27. In addition, we note your disclosure that Houlihan Lokey and its affiliates *may have* committed to invest or co-invested in private equity or other investment funds managed or advised by participants in the merger or their affiliates and in portfolio companies of such funds. Furthermore, you state that Houlihan Lokey and its affiliates *may have* acted as financial advisor in connection with bankruptcies, restructurings or similar matters involving the merger participants. Please describe any material relationship that existed during the past two years between Houlihan Lokey and its affiliates, on the one hand, and the filing persons and their affiliates, on the other hand, and quantify any compensation received as a result of such relationship.

28. Furthermore, we note your statements that Houlihan Lokey and its affiliates may, with respect to the participants in the merger and their affiliates, provide the types of services or engage in the types of relationships described in the two preceding comments in the future. Please describe any such services or material relationships that are mutually understood to be contemplated by the parties, and disclose any compensation to be received as a result.

29. You state that the financial projections set forth on pages 42 and 43 of the proxy statement are subsets of the financial projections prepared by the company for use by the ONCAP Buying Group, Houlihan Lokey and the Special Committee. Please include all of the financial projections used to evaluate the merger and going-private transactions.

30. Please quantify the fees paid to Houlihan Lokey in consideration for the services it provided in connection with the merger and going-private transactions.

31. In connection with the Discounted Cash Flow Analysis, please revise to explain why an "implied perpetuity growth rate" was applied to the fairness advisor's analysis. Please also generally expand upon the calculations conducted in arriving at the amounts indicated.

32. We note your disclosure that Houlihan Lokey's opinion was "furnished for the use and benefit of the Special Committee. . . and may not be used for any other purpose without Houlihan Lokey's prior written consent." Disclosure relating to limitations of reliance by the shareholders on the fairness opinion or the summary of the fairness opinion in the prospectus are inappropriate and should be deleted. Alternatively, please disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the fairness opinion to support any claims against Houlihan Lokey arising under applicable law (e.g., the inclusion of an express disclaimer in Houlihan Lokey's engagement letter with the company). Please describe any applicable authority regarding the availability of such a potential defense. In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further disclose that the availability of such a defense to Houlihan Lokey would have no effect on the rights and responsibilities of Houlihan Lokey or the board of directors under the federal securities laws.

Purposes of and Reasons for the Merger, page 44

33. We note your disclosure that your purpose in engaging in the merger is to enable your "unaffiliated stockholders to immediately realize the value of their investment in the Company." Please expand your disclosure to explain why you think it is necessary or advisable for your unaffiliated stockholders to immediately realize the value of their investment, as opposed to maintaining a longer-term investment in the company. In addition, we note your disclosure that the CBT Group's purpose in engaging in the merger is to "retain an indirect equity interest in Sport Supply Group, and to continue bearing the rewards and risks of such ownership by exchanging their shares of Sport Supply Group common stock for shares of Parent common stock in lieu of cash." Please revise your disclosure to explain why the CBT Group thinks it is necessary or advisable to engage in the merger, given that its ultimate goal appears to be maintaining the status quo of owning an indirect equity interest in the company. Finally, we note your disclosure that the Management Affiliate Group's purpose in engaging in the merger is to receive cash for their shares of Sport Supply Group common stock and "retain an indirect equity interest in Sport Supply Group through the exchange of certain shares and options to purchase shares of Sport Supply Group common stock" for securities of Parent and to "continue bearing the rewards and risks of such ownership." Please revise your disclosure to explain why the Management Affiliate Group thinks it is necessary or advisable to immediately realize the value of

their investment and to engage in the merger, given that their ultimate goal appears to be maintaining the status quo of owning an indirect equity interest in the company.

34. Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction *at this time* as opposed to any other time in the company's public company history. Refer to Item 1013(c) of Regulation M-A. For example, explain why engaging in this transaction at this time will "position the business to weather the business challenges facing the sporting goods industry," as well as alleviate the "heightened competitive pressure" that is the result of current market conditions.

Position of the CBT Group as to the Fairness of the Merger, page 47

35. Please revise your disclosure to disclose whether the CBT Group considered the factors listed in Instruction 2(i), (vi) and (viii) to Item 1014 of Regulation M-A. If these factors were not considered, state that and explain in detail why the factor(s) were not deemed material or relevant. We note your indication that historic market prices, net book value, going concern value and liquidation value were not considered; please explain why.

Position of the Management Affiliate Group as to the Fairness of the Merger, page 49

36. We note your statement that the Management Affiliate Group, in determining that the merger is fair to the company's unaffiliated stockholders, "generally considered the same positive, adverse and other factors considered by the Special Committee in making its determination to recommend the Merger Agreement." Note that if the Management Affiliate Group has based its fairness determination on the analysis and discussion of factors undertaken by others, the board must <u>expressly adopt</u> this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. To the extent the Management Affiliate Group did not adopt another persons' analysis and discussion, or such other analysis and discussion does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Management Affiliate Group must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Effects of the Merger, page 50

37. The disclosure required by Item 1013(d) of Regulation M-A must include a reasonably detailed discussion of the benefits *and* detriments of the merger to the company, its affiliates and its unaffiliated shareholders, and the benefits and detriments must be quantified to the extent practicable. Please expand the disclosure in this section accordingly. Refer to Instruction 2 to Item 1013 of Regulation M-A.

38. Please describe for us in detail the differences between your current charter and your proposed amended charter.

Financing of the Merger, page 53

Senior Debt Financing, page 55

39. We note that the Senior Debt Financing facilities will include "customary events of default, including a change of control default." Please revise your disclosure to describe how the consummation of the merger transactions will implicate or be implicated by such provisions contained in the Senor Debt Financing facilities.

Litigation, page 70

40. Please provide us with a copy of the complaint filed by Waterford Township Police & Fire Department System.

Risk Factors and Cautionary Statement Regarding Forward-Looking Information, page 73

41. We note your statement that you assume no obligation, and do not intend, to update any forward-looking statements in the proxy statement. Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Adjournment and Postponements, page 75

42. We note your disclosure that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card accordingly. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

The Merger Agreement, page 77

43. We note your disclosure that the representations, warranties and covenants contained in the merger agreement "were made only for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific dates, may be subject to important limitations and qualifications. . . and may not be complete." In addition, we note your statements that the representations, warranties

and covenants were not made to establish "these matters as facts, and do not purport to be accurate as of the date of this Proxy Statement" and that, accordingly, investors "should not rely upon the descriptions of representations, warranties or covenants contained in this Proxy Statement, or the actual representations, warranties or covenants contained in the Merger Agreement, as statements of factual information." Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Selected Historical Financial Data, page 97

44. Please revise to update this information as of the most recent Form 10-Q you filed.

Where you can find more information, page 112

45. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A. It would appear that you are probably not eligible to incorporate by reference. Please revise the Schedule 14A to include the information required by Item 13. Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement.

Schedule 13D/A filed on March 17, 2010 by CBT Holdings LLC, et al.

46. We note that by January 29, 2010, ONCAP sought permission from the company to discuss with the CBT Group, its potential involvement in the transaction. By February 3, 2010, a side letter was executed between ONCAP and the CBT Group allowing ONCAP and the CBT Group to discuss the CBT Group's potential participation in the transaction. By March 15, 2010, the CBT Group, Carlson Capital and ONCAP had executed final agreements in furtherance of the proposed merger, including Voting and Rollover Agreements. It is unclear when CBT came to an initial agreement with respect to how it would vote and/or act in furtherance of the proposed merger transaction. Please explain when CBT agreed to the terms outlined by ONCAP and/or the company regarding the proposed merger agreement. We may have further comment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Terrence Babilla
Sport Supply Group, Inc.
May 12, 2010
Page 12

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, Mellissa Duru, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3757, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan J. Bogdanow, Esq., Vinson & Elkins, LLP
        Via Facsimile